Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

* * * * *

The following document was sent by email to certain employees of Expedia, Inc. on July 21, 2003.

You are receiving this email because our records show that you currently hold Expedia employee warrants that were granted to you on January 25, 2002, under the 2001 Expedia Stock Plan and the Optionholder Equity Warrant Agreement, dated February 4, 2002, between Expedia and Mellon Investor Services, LLC, as warrant agent. These warrants were granted to eligible employees with outstanding stock options as part of the transaction in February 2002 where InterActiveCorp (formerly USA Interactive, “IAC”) acquired a controlling interest in Expedia. The purpose of this email is to communicate certain information about the Expedia employee warrants in connection with the proposed merger between Expedia and IAC.

Frequently Asked Questions About Expedia Employee Warrants

1.    Briefly describe the Expedia Employee Warrants.

A warrant is similar to a non-qualified stock option. The Expedia employee warrants represent the right to buy a share of Expedia common stock:

•	at a specific price, called an “exercise price” (the exercise price of an Expedia employee warrant is $26)

•	until a specific date (the Expedia employee warrants have a 7 year term that expires on February 4, 2009)

An Expedia employee warrant differs from an Expedia stock option in that the warrant can be traded (sold) on NASDAQ once vested (ticker symbol = EXPEW). In addition, vested warrants can be exercised or sold by the employee even after termination of employment (until the expiration date of 2/4/09).

2.    How will the proposed IAC merger affect my Expedia employee warrants?

Each Expedia employee warrant to purchase one share of Expedia common stock, whether vested or unvested, that is outstanding at the effective time of the merger will be converted into one IAC employee warrant to purchase 1.93875 shares of IAC common stock with substantially equivalent rights as the Expedia employee warrant. In essence, your Expedia employee warrants are being replaced with warrants to buy IAC common stock.

Since the Expedia employee warrants and IAC employee warrants can be exercised to purchase stock and can be sold on NASDAQ, we will discuss the effect of the IAC merger on each aspect:

Exercising the Warrants

Each vested IAC employee warrant issued upon conversion of a vested Expedia employee warrant will allow its holder to purchase 1.93875 shares of IAC common stock. The exercise price per IAC employee warrant will be $26, which is equivalent to an exercise price of $13.41 per share of IAC common stock. The following is an example of what would happen in connection with the merger to the Expedia employee warrants held by an employee who has 40 Expedia employee warrants.

	Before the Merger	After the Merger
Total number of warrants	40 Expedia employee warrants	40 IAC employee warrants

Exercise price	$26 per warrant	$26 per warrant

Shares you may buy with the warrants (assuming all are vested)	40 shares of Expedia common stock	77 shares of IAC common stock (40 x 1.93875)

Exercise price per share	$26 per share	$13.41 per share ($26 ÷ 1.93875)

This is how it would work if the employee in the example chooses to exercise his/her warrants to purchase shares:

Before the merger:  40 vested Expedia employee warrants at $26 exercise price per warrant = 40 warrants x $26 = $1,040 cost to purchase 40 EXPE shares.

After the merger:  40 vested IAC employee warrants at $26 exercise price per warrant = 40 warrants x $26 = $1,040 cost to purchase 77 IAC shares.

Selling on NASDAQ

IAC employee warrants will be traded on NASDAQ, so you will also have the ability to sell your vested IAC employee warrants. As with any publicly traded security, the actual amount you will receive if you sell an IAC employee warrant depends on a number of factors including demand for the warrant.

3.    Will these new IAC employee warrants (that have been converted from my Expedia employee warrants) be the same as the IAC warrants that are currently trading on the NASDAQ?

No. The existing IAC warrants that are quoted on NASDAQ under the symbol “IACIW” differ from the new IAC employee warrants that will be issued upon the conversion of the Expedia employee warrants. Following the completion of the proposed IAC merger, IAC will have two types of warrants quoted on NASDAQ – the existing IAC warrants that are quoted under the symbol “IACIW” and the new IAC warrants to be issued in connection with the merger, including the IAC employee warrants, which are expected to be quoted under the symbol “IACIZ” – with different terms, including vesting schedules with respect to the IAC employee warrants, different exercise prices and a different number of shares of IAC common stock issuable upon the exercise of each such warrant.

4.    How will the proposed IAC merger affect the vesting and other rights relating to my Expedia employee warrants?

The vesting schedule of your new IAC employee warrants will be the same as the vesting schedule of your converted Expedia employee warrants. Your rights under the new IAC employee warrants, other than that each warrant will be exercisable for 1.93875 shares of IAC common stock instead of one share of Expedia common stock, will be substantially equivalent to your rights under the Expedia employee warrants.

Let’s continue with the example from Question #2. In this example, the Expedia employee warrants were granted on January 25, 2002 but their vesting schedule is based on the vesting schedule of the underlying stock options, which we assume were granted on August 2, 2001. This is how the vesting schedule would look, both immediately before and after the conversion:

	Immediately before the Merger		Immediately after the Merger
Date	Total # of Expedia employee warrants vested	Total # of Expedia shares that your warrants give you the right to buy	Total # of IAC employee warrants vested	Total # of IAC shares that your warrants give you the right to buy*
8/2/2001 (grant date of underlying options)
1/25/2002 (grant date of warrants)	0	0
8/2/2002	5	5
2/2/2003	10	10
8/2/2003	15	15
8/7/2003	15	15
8/8/2003			15	29 (15 x 1.93875)
2/2/2004			20	38
8/2/2004			25	48
2/2/2005			30	58
8/2/2005			35	67
2/2/2006			40	77

*	The holder also is entitled to receive cash equal to the value of any fractional share of IAC common stock.

5.    What are the tax consequences of the conversion of Expedia employee warrants to IAC employee warrants (US employees only)?

Under current law, the tax treatment to holders of Expedia employee warrants upon conversion of such warrants into IAC employee warrants is unclear. Please read the discussion of material U.S. federal income tax consequences of the merger to warrantholders beginning on page 38 of the proxy and information statement/prospectus, dated July 9, 2003.

We highlight below a few tax matters related to the conversion that require your prompt attention.

•	Withholding Method Election. Expedia and IAC have requested a private letter ruling from the IRS to the effect that the conversion of Expedia employee warrants into IAC employee warrants will not be treated as a taxable compensation event. A private letter ruling is not expected until after the closing of the merger, if at all. In the absence of a private letter ruling by the IRS that the conversion of vested Expedia employee warrants into IAC employee warrants is not taxable, we have been advised by our legal advisors that taxes should be withheld with respect to the conversion of vested Expedia employee warrants. Expedia and IAC are providing you with the ability to elect to satisfy this withholding tax obligation in several ways. You will be sent instructions for this purpose. Please read those materials carefully and make your election before the election deadline of 2:00 p.m., pacific time, on Monday, August 4, 2003, unless extended.

•	Subsequent Vesting and Election under Section 83(b). If the conversion of Expedia employee warrants into IAC employee warrants is deemed to be a taxable compensation event, in addition to the taxable compensation you will recognize at the closing with respect to your vested Expedia employee warrants, you will also recognize compensation income at the time that your unvested IAC employee warrants vest, measured by the then fair market value of the IAC employee warrants, unless you make an election under Section 83(b) of the Internal Revenue Code within 30 days after the effective date of the merger to recognize compensation at the effective date of the merger equal to the then fair market value of the unvested IAC employee warrants. If you are interested in a Section 83(b) election, please contact Bret Myers (bmyers@expedia.com) for more information.

6.    How will we calculate the amount to withhold at the closing on the conversion of vested Expedia employee warrants into vested IAC employee warrants?

For purposes of determining the amount of tax withholding, the appropriate withholding tax rate (see below) will be applied to the fair market value of the vested IAC employee warrants at the time of merger. Your required tax withholding obligation will be calculated by Mellon Investor Services, and this information will be provided to you via their website.

7.    What rates will be used to determine the amount of the federal income tax withholding on the conversion of my vested employee warrants?

On the form of election regarding the method of satisfying your withholding tax obligations, you may indicate your U.S. federal income tax withholding rate solely for purposes of the conversion of the vested Expedia employee warrants into vested IAC employee warrants upon completion of the merger. The percentage indicated must be in whole percentages, and cannot be less than 25% or greater than 35%. If no percentage is specified, a 25% U.S. federal income tax withholding rate (i.e., the withholding rate that would normally apply to supplemental compensation) will be applied to the vested Expedia employee warrants. Please note that any applicable federal (including FICA and FUTA), state or local withholding taxes will be required to be paid in addition to the U.S. federal income tax withholding. Also, your actual tax liability resulting from the conversion, vesting, or election may exceed the amounts that are withheld by IAC and Expedia.

8.    What are the methods in which I can satisfy this tax withholding obligation on my vested warrants at the time of the merger?

There are four ways that employees may elect to satisfy the tax withholding requirement:

1)	Payment in cash to Expedia (“Cash Election”),

2)	Payment in shares of Expedia common stock (but only to the extent such stock is held in book-entry form) (“Stock Election”),

3)	Payment in a combination of cash and shares of Expedia common stock (but only to the extent such stock is held in book-entry form) (“Cash/Stock Election”),

4)	Holding back of vested Expedia employee warrants (“Warrant Election”).

Note that a holder of Expedia employee warrants who satisfies his or her withholding obligations by delivering shares of Expedia common stock will recognize gain or loss equal to the difference between the amount of the withholding obligation and the tax basis of the shares of Expedia common stock delivered. A holder of Expedia employee warrants who satisfies his or her withholding obligations by delivering vested Expedia employee warrants will recognize compensation income equal to the amount of the withholding obligation satisfied, regardless of whether or not IAC or Expedia obtain a ruling from the IRS indicating that the conversion of the Expedia employee warrants into IAC employee warrants is not itself a taxable event.

9.    If I elect (or am deemed to have elected) to satisfy my tax obligation with warrants, will those warrants be sold on the open market?

If you elect (or are deemed to have elected) to withhold vested employee warrants to cover your tax withholding obligation, at the time of the conversion IAC will withhold the amount of employee warrants (rounded up to the nearest whole warrant) sufficient in value to cover the obligation. For purposes of the Warrant Election, the value of vested Expedia employee warrants will be based on the closing price of an Expedia warrant on NASDAQ on the trading day prior to the completion of the Merger. Based on the anticipated closing date of August 8, 2003, the value of Expedia employee warrants would be based on the closing price of an Expedia warrant on August 7, 2003. There can be no assurance that the merger will be completed on such date. Withheld warrants will be retired by IAC; they will not be sold on the open market.

10.    If I elect to satisfy my tax obligation with Expedia common stock, what will the value of the Expedia common stock be based on?

For purposes of the Stock Election and the Cash/Stock Election, the value of Expedia common stock will be based on the closing price of a share of Expedia common stock on the Nasdaq National Market on the trading day prior to the completion of the merger. Based on the anticipated closing date of August 8, 2003, the value of Expedia common stock would be based on the closing price of a share of Expedia common stock on August 7, 2003. There can be no assurance that the merger will be completed on such date. The shares of Expedia common stock that are used to satisfy your tax obligation will be retired or held in treasury by IAC.

11.    How and when must I make this election?

All Expedia employee warrantholders will be required to elect the form of payment of their tax obligation. Information regarding this election, including a link to a special Mellon Investor Services website, will be sent to holders of Expedia employee warrants in the next week. For an election to be effective, a holder of an Expedia employee warrant must make the election prior to the Election Deadline, which is Monday, August 4, 2003 at 2:00 p.m., pacific time, unless extended. In the event that a holder of Expedia employee warrants fails to make a proper election at or prior to the Election Deadline, a holder of vested employee warrants will be deemed to have made an Warrant Election and Expedia will withhold employee warrants sufficient in value to cover the withholding tax obligation. ALL DETERMINATIONS AS TO THE VALIDITY OF AN EMPLOYEE’S ELECTION WILL BE MADE BY THE WARRANT AGENT, WHOSE DETERMINATION SHALL BE FINAL AND BINDING UPON ALL PARTIES.

12.    If I elect to satisfy my tax withholding obligation through cash and/or shares of Expedia common stock, when am I required to deliver the cash and/or shares of stock?

Employees who choose to pay for their tax withholding obligation through cash and/or shares of Expedia common stock will be required to deliver their cash or shares of stock to Mellon Investor Services by the Payment Deadline, which is August 22, 2003 at 2:00 p.m., pacific time (or, if later, the date that is 10 business days following the closing of the merger). Cash payments must be made via certified check, cashier’s check or wire transfer. Transfer instructions for shares of stock will be communicated separately.

13.    How will I know exactly how much I owe in withholding?

Starting on August 11, 2003 (or, if the closing does not occur on August 8, 2003, two business days after the closing), information on the amount of your tax withholding obligation will be available to you on Mellon’s special election website. For your convenience, the withholding will be shown in cash and/or shares or warrants, depending on the method you select to satisfy your withholding obligation.

14.    What happens if Mellon does not receive the cash and/or common stock before the Payment Deadline from me or does not receive enough cash and/or common stock from me to cover my withholding tax obligation?

If your cash payment and/or delivery of common stock is not received by Mellon at or prior to the Payment Deadline or the cash payment and/or common stock is not sufficient to cover your tax withholding liability, Mellon will automatically withhold warrants to cover the full amount of the tax withholding and any cash or common stock that has been delivered to Mellon by you will be returned to you. However, unlike in the case of a Warrant Election, the value of the warrants withheld for failure to deliver sufficient cash and/or shares to cover your withholding obligation after having made a valid Cash Election, Stock Election or Cash/Stock Election will be based on the lower of the closing price of the warrants on the trading day prior to the closing (i.e., August 7, 2003, assuming an August 8, 2003 closing) and the closing price of the warrants on the Payment Deadline (i.e., August 22, 2003, assuming an August 8, 2003 closing), and the number of warrants withheld will be determined accordingly. As a result, it is important that you send in the cash and/or common stock sufficiently in advance of the Payment Deadline to ensure that Mellon receives your payment at or prior to the Payment Deadline.

15.    Since only whole shares of Expedia common stock may be delivered and whole warrants withheld, what happens if the value of the stock and/or warrants is greater than the tax obligation?

An amount equal to the value (determined as described above) of the shares of Expedia stock or warrants will be forwarded to the IRS for payment towards your tax withholding obligation. You can claim any resulting overpayment as a refund with the filing of your 2003 tax return.

16.    If I elect to satisfy my withholding obligation through the withholding of warrants, do I need to do anything else?

No. Upon the closing of the merger, Expedia will automatically withhold a sufficient number of warrants (rounded up to the nearest warrant) to satisfy your withholding obligation. We urge you to check Mellon’s website prior to the closing to confirm that your withholding election has been received.

17.    What happens if Expedia receives the private letter ruling in which the IRS declares that the conversion of the warrants is not taxable?

If the IRS rules that the conversion of Expedia employee warrants into IAC employee warrants was not a taxable event (and that ruling is received by Expedia prior to January 31, 2004), no income due to conversion of the warrants will be included in your Form W-2 provided at the end of the year. The income tax withholding on the conversion will be reported to you on your Form W-2 and applied against your 2003 income tax liability. If your total income tax withholding amount (i.e. tax withholding as a result of the warrant conversion and withholding on any other taxable compensation) exceeds your 2003 tax liability, you could be refunded the excess with the filing of a 2003 tax return. If the IRS rules that the conversion of Expedia employee warrants into IAC employee warrants was not a taxable event and your Form W-2 has already been issued with the income included from the conversion, Expedia will issue to you a corrected W-2, or a W-2C. Please note that in no event will a holder that has satisfied his or her withholding obligation through the payment of stock or warrants receive back the stock or warrants used to pay the withholding.

EACH EMPLOYEE SHOULD CONSULT HIS OR HER PERSONAL TAX ADVISOR FOR DETAILED INFORMATION RELATED TO THEIR PERSONAL TAX SITUATION.

18.    What about any vesting that occurs after the merger?

Unless and until a favorable private letter ruling is received, IAC and Expedia will treat each subsequent vesting as a taxable compensation event and subject the vesting to withholding, unless a valid and timely election was made under Section 83(b) of the Internal Revenue Code with respect to the IAC employee warrants at the time of the conversion. Employees with IAC employee warrants that vest following the merger will be notified in future communications as to such vesting and the method for satisfying future withholding obligations.

19.    Can I still sell my vested Expedia employee warrants on the open market if I choose to?

Your ability to trade your vested Expedia employee warrants depends on several factors: your status as an Expedia insider, what form of payment you elect for your tax withholding obligations, and a blackout required for the conversion from Expedia employee warrants to IAC employee warrants. The following table assumes that the merger is completed on August 8, 2003. There can be no assurance that the merger will be completed on such date.

Election	Non-Insiders	Insiders
You elect to withhold warrants

Now through August 6, 2003 – expected to be OPEN with no trading restrictions

The trading day prior to closing and the day of closing (i.e., August 7 and 8, 2003) – BLACKOUT for conversion, no trading allowed on warrants or stock options (you may trade ESPP shares)

From August 11, 2003 (or, if the closing of the merger does not occur on August 8, 2003, two business days following the date of the closing) – Window expected to open with no trading restrictions

Now through August 6, 2003 – BLACKOUT, no trading allowed for insiders

August 7, 2003 – Window expected to open, with trading allowed on ESPP shares

The trading day prior to closing and the day of closing (i.e., August 7 and 8, 2003) – BLACKOUT for conversion, no trading allowed on warrants or stock options (you may trade ESPP shares if window is open)

On August 11, 2003 (or, if the closing of the merger does not occur on August 8, 2003, two business days following the date of the closing) – Window expected to open with no trading restrictions on IAC employee warrants

You elect cash payment or common stock payment

Now through August 6, 2003 – expected to be OPEN with no trading restrictions

The trading day prior to closing and the day of closing (i.e., August 7 and 8, 2003) – BLACKOUT for conversion, no trading allowed on warrants or stock options (you may trade ESPP shares)

On August 11, 2003 (or, if the closing of the merger does not occur on August 8, 2003, two business days following the date of the closing) – Window expected to open with no trading restrictions for stock options. You may begin trading IAC employee warrants only after Mellon verifies your cash payment and/or delivery of common stock (approximately one full business day after delivery is received by Mellon)

Now through August 6, 2003 – BLACKOUT, no trading allowed for insiders

August 7, 2003 – Window expected to open, with trading allowed on ESPP shares

The trading day prior to closing and the day of closing (i.e. August 7 and 8, 2003 – BLACKOUT for conversion, no trading allowed on warrants or stock options (you may trade ESPP shares if window is open)

On August 11, 2003 (or, if the closing of the merger does not occur on August 8, 2003, two business days following the date of the closing) – Window expected to open with no trading restrictions for stock options. You may begin trading IAC employee warrants only after Mellon verifies your cash payment and/or delivery of common stock (approximately one full business day after delivery is received by Mellon)

20.    What happens to my warrants if I terminate employment before the closing of the IAC merger? After closing?

Whether termination occurs before or after the close of the merger, you will forfeit all unvested employee warrants upon your termination of employment with Expedia. You may continue to hold, exercise, or sell your vested and outstanding warrants after your termination of employment until the expiration date of February 4, 2009, subject to the trading restrictions described in the chart above.

21.    Will IAC continue to have Mellon Investor Services administer the IAC warrants after close?

Yes, Mellon Investor Services will be the warrant agent for IAC employee warrants. As before, all vested and unvested employee warrants will be required to be held with Mellon, and may not be transferred to another broker.

22.    How can I find out more information about how many vested and unvested warrants I currently hold?

Information on your vested and unvested warrants is available on the Mellon Investor website: www.melloninvestor.com.

After accessing the Mellon website, click onto EMPLOYEE SERVICE DIRECT. You will need to type in three items:

1)	“Global ID” = your social security number (Employees in Canada and Europe have been assigned a 9-digit ID number in place of a social security number)

2)	“PIN” = PIN number

3)	“Stock Symbol” = EXPEW.

You may also obtain information on your warrants and trade or exercise your vested warrants by contacting Mellon’s Customer Service Representatives. PIN numbers are not required, but you will need to have your social security number available to transact through this method.

Mellon Customer Service Representatives

Toll free number (in US):	1-888-810-7450

International number:	1-201-296-4080

Hours of availability:	8:00 am – 7:00 pm (Eastern time)

Days of availability:	Monday through Friday (excluding New York Stock Exchange holidays)

Additional Information

Information presented in this document relates to the proposed transaction whereby Expedia will become a wholly owned subsidiary of IAC. The proposed transaction is described in more detail in the proxy and information statement/prospectus dated July 9, 2003. You are advised to read the proxy and information statement/prospectus because it contains important information. You can obtain a copy of the proxy and information statement/prospectus free of charge, and other relevant documents filed with the SEC, from the SEC’s website at www.sec.gov. The proxy and information statement/prospectus and other documents also will be provided upon request by mail or telephone to Expedia, Inc., Attn: Investor Relations, 13810 Eastgate Way, Suite 400, Bellevue, Washington 98005, (425) 564-7233.